SO 5/4/04

04016869

ED STATES
XCHANGE COMMISSION
ton, D.C. 20549

Ⓐ VF 4-29-04

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ANNUAL AUDITED REPORT
FORM X-17A-5 Ⓐ
PART III

SEC FILE NUMBER
8- 46922

SEC MAIL PROCESSING APR 28 2004 WASHINGTON, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Vertical Capital Partners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

488 Madison Avenue, 8th Floor
(No. and Street)

New York, NY 10022
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ronald heineman; (212) 446-0006
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Radin, Glass & Co., LLP.
(Name – *if individual, state last, first, middle name*)

360 Lexington Ave, 22nd Floor, New York, NY 10017
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 05 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Ronald Heineman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Vertical Capital Partners, Inc., as of December 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

president

Title

Notary Public

VERITY SANSOUCI
Notary Public, State of New York
No. 01SA6039018
Qualified in Queens County
Commission Expires March 20, 20 06

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Vertical Capital Partners, Inc.

Reconciliation of Net Capital Under Rule 15c3-1

December 31, 2003

Reconciliation of the computation of net capital pursuant to Rule 15c3-1
with the corresponding computation contained in the unaudited Part II filing
of Form X-17A-5

Net capital per computation contained in Part IIA of Form X-17A-5	$	179,856
Audit adjustments:		
Legal expenses		(33,528)
Net capital per audited report	$	146,328

Radin, Glass & Co., LLP

Certified Public Accountants

360 Lexington Avenue
New York, NY 10017
212.557.7505
Fax: 212.557.7591

rg

April 20, 2004

Ms Adriana Chong
NASD
New York District Office
One Liberty Plaza
New York, NY 10006

Re: Vertical Capital Partners, Inc.

Dear Ms Chong:

We are in receipt of your letter, dated April 14, 2004, to Mr. Ronald Heineman of Vertical Capital Partners, Inc., a copy of which is attached.

Attached is the revised Schedule II, *Reconciliation of Net Capital Under Rule 15c3-1.* We believe the revised Schedule II provides the necessary information to resolve the deficiency on the report previously submitted to NASD. The additional legal fees are accrued based on a legal confirmation received during the audit. The invoices for these legal fees were received by the Company after the FOCUS report was filed.

Please do not hesitate to contact the undersigned directly should you have any questions or require any additional information.

Very truly yours,

Helen R. Liao

encl:
cc: Ronald Heineman, Vertical Capital Partners, Inc.
Ramona Lopez, Securities and Exchange Commission (Fax: 646-428-1983)